Mail Stop 4561

November 25, 2005

<u>VIA U.S. MAIL AND FAX (770) 243-8286</u>

Mr. Leo F. Wells, III
President, Principal Executive Officer and Sole Director
Wells Capital, Inc.
6200 The Corners Parkway
Norcross, GA 30092

      **Re:    Wells Real Estate Fund I - XIII LP**
              **Form 10-K for the year ended December 31, 2004**
              **Filed March 31, 2005**

Dear Mr. Wells:

      We have completed our review of your Form 10-K and do not, at this time, have any further comments.

              Sincerely,


              Daniel L. Gordon
              *Branch Chief*